

January 22, 2024

David Segelov
Principal Executive Officer
Star Gold Corp.
1875 N. Lakeview Drive, Suite 303
Coeur d'Alene, Idaho 83814

> **Re: Star Gold Corp.**
> **Form 10-K for the Fiscal Year ended April 30, 2023**
> **Filed September 14, 2023**
> **File No. 000-52711**

Dear David Segelov:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended April 30, 2023

Properties, page 10

1. We note various disclosures in your annual report and subsequent interim reports characterizing the company as a "pre-development stage" company.

   Please revise such disclosures to more clearly describe the company as an *exploration stage* company, and your property as an *exploration stage* property, consistent with the definitions and requirements in Item 1300 and Item 1304(c)(1) of Regulation S-K.

   Please also revise your mineral property disclosures as necessary to address each of the requirements referenced in the following comments.

2. Your property description should identify the location of the mineral property, using an easily recognizable coordinate system that is accurate to within one mile, to comply with Item 1304(b)(1)(i) of Regulation S-K.

3. We note that you do not identify or include a description of any exploration activities conducted on the property over the last ten years. If no work was completed during this

time period this should be apparent from your disclosure.

Please revise to briefly describe all work completed on the property, as required by Item 1304(b)(2)(i) of Regulation S-K, or to clarify if there has been none.

4. We note that you appear to disclose individual sample results without adequate context, such as "up to 18.1 g/t" on page 15, and "up to 18.1 ppm" on page 25.

Please expand these and any similar disclosures involving specific samples and intersections to include a description of the sampling programs of which they are a part (e.g. program dates, number of samples, total size or length of the samples, and total number of assays), and to provide context and justification for excluding other sample results, to comply with Item 1304(g)(1) and (2) of Regulation S-K.

Please also revise your disclosures as necessary to clarify your reference to drill hole LS-1101 in the sixth paragraph on page 17. This disclosure references associated drilling results in the table that follows, though drill hole LS-1101 is not listed in the table.

5. We note that you have disclosures on pages 15, 17, 19, 20, and 24, in which you compare your property to a large producing mine.

Please revise your disclosures throughout the filing as necessary to remove references to other mineral properties in which you do not have an economic interest, and to instead focus your disclosures on your interests in mineral properties.

6. Provide disclosure regarding the internal controls used in your exploration and mineral resource and reserve estimation efforts to comply with Item 1305 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation